RESIDENT IN ATLANTA OFFICE
DIRECT DIAL:  (404) 572-6808
KACHENBACH@POGOLAW.COM

August 29, 2007

Via EDGAR

Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, D.C.  20549

Re:	Citizens Financial Corporation
Proxy Statement on Schedule 14A and Schedule 13E-3
File No. 0-20148

Dear Ms. Barros:

On behalf of our client, Citizens Financial Corporation (the “Company”), we are responding to the comments received from your office by letter dated August 15, 2007 with respect to the above-referenced Proxy Statement on Schedule 14A and Schedule 13E-3.  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.  All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 Schedule 14A, which is being filed concurrently and reflects the Company’s responses to your comments.

Schedule 13E-3

Cautionary Notice Regarding Forward-Looking Statements, page 2

1.
We note your disclaimer of any obligation to update forward-looking statements.  This broad disclaimer is inconsistent with your obligations under Rule 13e-3(d)(2).  Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially.  Please delete or modify.

We have deleted the disclaimer from page 2 of the Schedule 13E-3.

Schedule 14A

General

2.	On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date. See Note D.3. of Schedule 14A.

The Company hereby confirms that it will provide the proxy statement to its shareholders at least 20 business days prior to the meeting date.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

Summary Term Sheet, page 1

3.	Please quantify the administrative expenses savings you refer to on page 1.

We have revised the disclosure under the heading “- Purpose” on page 1 as requested.

4.	Please expand the bullet “Going private” to also discuss the fact that your stock will no longer be listed on the Nasdaq Capital Market and will therefore have less liquidity.

We have revised the disclosure on page 1 as requested.  Loss of liquidity is also addressed under the new subheading “- Advantages and disadvantages of terminating SEC registration,” on page 2.

5.	In the bullet “Expected effect of the reverse stock split on selected per share financial performance” please briefly describe how the “per share metrics” will change.

We have revised the disclosure on page 2 as requested.

6.	In the bullet “Fairness of the transaction” please disclose the closing bid price and the date of that price.

We have revised the disclosure on page 3 as requested.

7.
In a separate section of the Summary Term Sheet, outline the conflicts of interest posed by this transaction for executive officers and directors who will remain as shareholders of the privately held company if the reverse stock split is approved.

We have added disclosure under the subheading “Conflicts of interest,” on page 3, as requested.

Special Factors, page 6

Background of the Reverse Stock Split, page 6

8.	Please disclose the date you engaged Burke to be your financial advisor for this transaction and describe any meetings that occurred with Burke before that date.

We have added the date of engagement at the end of the first full paragraph on page 6 as requested.

9.
For each meeting discussed, all the parties attending each meeting should be identified, including legal advisors and/or financial advisors, and all items discussed should be briefly summarized.  Please also include the name of the firm acting as legal and/or financial advisor.

We have revised the disclosure on pages 5 through 7 as requested.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

10.	Please briefly summarize the analysis presented to the Board of Directors at the June 14, 2007 meeting and file a copy of the analysis as an exhibit to the Schedule 13E-3.

We have revised the disclosure on page 6 as requested.  A copy of the analysis presented to the Board on June 14, 2007 has been filed as an exhibit to the Schedule 13e-3, as amended.

11.
Your discussion of the advantages and disadvantages of maintaining registration is fragmented.  Please revise your disclosure to summarize the advantages and disadvantages of maintaining registration in one section of the proxy statement.

We have inserted a new section entitled “- Advantages and Disadvantages of Terminating SEC Registration” on page 13 and have added a similar section to the Summary Term Sheet on page 2.

12.
Please expand your disclosure to describe the “information to consider regarding the fair value of fractional shares should a reverse stock split be pursued” and the “information to consider regarding steps that could be taken to provide procedural fairness should a reverse stock split be pursued” discussed by the Board of Directors at the June 14, 2007 meeting.

We have revised the disclosure on page 6 to refer to the matters discussed in detail in the “-Fairness of the Transaction” section of the proxy statement.

13.
On June 14, 2007, the Board of Directors requested that management develop additional information regarding a potential reverse stock split.  Please describe the type of information management was instructed to develop, describe the meeting at which the information was presented and explain how it was used.

We have revised the last paragraph on page 6 and the first and penultimate paragraphs on page 7 as requested.

14.	Please revise your disclosure to describe the discussions on June 18, 2007 between Messrs. Wells, Cornett and Schweitzer and counsel. What conclusions were reached at these discussions?

We have revised the disclosure on page 7 as requested.

15.
You should describe in greater detail the nature and substance of the deliberations and discussions conducted at the June 29, 2007 special meeting of the Board of Directors.  Please summarize the discussions regarding the valuation prepared by Burke, describe the discussion of decision points needed and describe the discussion regarding the steps needed to accomplish the transaction.  The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

We have revised the disclosure on pages 5, 6 and 7 as requested.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

16.
Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  To the extent you have not already done so, please revise to summarize all the presentations made by Burke or your counsel and also file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

The valuation report prepared by Burke Capital, dated June 22, 2007 and presented to the Board on June 29, 2007, was previously filed as Exhibit 4 to the Schedule 13E-3, and Mr. Cornett’s de-registration analysis has been filed as Exhibit 5 to Amendment No. 1 to the Schedule 13E-3.  No other preliminary or final presentations were provided that have not been furnished as exhibits to the Schedule 13E-3 or summarized in the proxy statement.

Purpose of the Reverse Stock Split, page 6

17.
We note your statement that the “expense of administering accounts of small record shareholders is disproportionate to their ownership interest in the Company.”  Please expand your disclosure to quantify this expense and illustrate how it is disproportionate.

We have revised the disclosure on page 8 as requested.

Reasons for the Reverse Stock Split, page 7

18.	Please quantify how the expenses associated with maintaining registration have increased significantly over the past few years.

We have revised the disclosure at the bottom of page 8 as requested.

Alternatives Considered, page 9

19.	You discuss the disadvantages to making a tender offer. Were there any advantages considered by the Board of Directors? If so, please briefly discuss.

We have revised the disclosure on page 10 as requested.

Effects of the Reverse Stock Split, page 9

20.
Please explain and qualify your contention that shareholders holding fewer than 250 shares can purchase shares to reach the 250 threshold.  Specifically, it appears that many of the shareholders currently holding 250 or more shares are at an advantage vis a vis those with fewer shares who would like to reach the 250 threshold.  For example, there will be no reason for a shareholder holding 250 or more shares to sell shares to a smaller shareholder for less than $7.25 per share because he will be able to receive that price from the company.  If smaller shareholders might have to pay a premium for the shares to reach the 250 threshold, you should disclose this fact explicitly.  Specifically, you should disclose the possibility that the $7.25 price you are offering could have the effect of driving share prices higher, such that those investors who seek to purchase additional securities to reach the 250 threshold may be forced to pay a significant premium to reach that threshold.  Please revise your disclosure in all places where you refer to investors’ ability to purchase to reflect this possibility.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

We have revised the disclosure on at pages 1, 12, 15 and 17 as requested.

21.
Finally, with respect to the ability of smaller shareholders to purchase stock to reach the 250 share threshold, how can the company guarantee that the consummation of the transactions will result in fewer than 300 holders so that the company may go private?  If you are assuming that few small shareholders will seek to purchase additional shares, then you should include this qualification when you indicate that you will have fewer than 300 holders.

We have revised the disclosure on pages 11 and 25 as requested.

22.	Please tell us the basis for your belief that one or more broker dealers will take actions necessary for the New Common Stock to be quoted in the Pink Sheets.

We have revised the disclosure on page 11 as requested.

Fairness of the Transaction, page 11

23.
Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation.  To the extent the Board is relying on the analyses of Burke to satisfy any of their Item 1014 obligations, it must specifically adopt such analyses.  See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

We have revised the disclosure on pages 7 and 14 as requested.

24.	Please quantify the estimated interest expense in connection with financing the reverse stock split.

We have revised the disclosure on pages 11 and 14 as requested.

25.
In your discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, you explain why certain factors were deemed not material or not relevant.  For those factors that you did deem material and relevant, please expand your discussion to discuss the relative weight you gave to those factors and how they impacted your determination.  Please also discuss any disadvantages of those material and relevant factors.

We have revised the disclosure beginning on pages 14, 16 and 17 as requested.

26.
In your discussion of recent and historical trades on page 11, please disclose the prices used by you in your analysis.  For example, disclose the “recent Nasdaq quotations,” the “52-week high price,” and the “closing bid price.”  Please also disclose the relevant dates of the prices.

We have revised the disclosure on page 15 as requested.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

27.
Please disclose the basis for the conclusion that the independent members of the Board of Directors made that they had sufficient independence within the framework of the entire Board of Directors so as to make an independent committee unnecessary.

We have revised the disclosure on pages 17 and 18 as requested.

28.
Expand your discussion of procedural fairness to explain in greater detail why the Board believes the transaction is fair in the absence of the procedural safeguards listed in Item 1014.  It is insufficient to say, for example, that the transaction was not structured to require the approval of at least a majority of the unaffiliated shareholders because only a small portion of unaffiliated shareholders respond to proxy solicitations.

We have revised the disclosure on page 18 as requested.

Determination of Fairness by Other Filing Persons, page 14

29.
You state in this section that Darrell R. Wells, Margaret A. Wells and the company “may be deemed to be ‘filing persons’” for purposes of this transaction.  You have listed Darrell R. Wells, Margaret A. Wells and the company as filing persons to the Schedule 13E-3.  Please revise your disclosure to state that they “are deemed” filing persons for purposes of this transaction.

We have revised the disclosure on page 18 as requested.

30.	Disclose the percentage of outstanding shares that Darrell Wells and Margaret Wells will own after the reverse stock split.

We have revised the disclosure on page 18 as requested.

Opinion and Report of Financial Advisor, page 15

General

31.	Did Burke consider the book value, liquidation value or going concern value? If it did not, please explain its basis for not considering these values.

We have revised the disclosure on page 20 as requested.

32.	Please disclose whether there have been any material events that would affect the opinion since the date of the opinion.

We have revised the disclosure on page 19 as requested.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

33.
Please revise to eliminate the statements on page 15 that “because Burke was engaged to provide its written opinion solely for the benefit of the Board of Directors in connection with. the Reverse Stock Split, its opinion may not be relied upon by any other person or entity or for any other purpose.”  Please also eliminate any similar limitations that appear in all other places in the proxy statement where such limitations appear.

Alternatively, please disclose the basis for your belief that shareholders cannot rely upon the opinion to support any claims against Burke arising under applicable state law.  Please also describe any applicable state law authority regarding the availability of such a potential defense.  In the absence of applicable state law authority, please disclose that a court of competent jurisdiction will resolve the availability of such a defense.  Please also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the boards of directors under applicable state law.  Further disclose that the availability of such a state law defense to Burke would have no effect on the rights and responsibilities of Burke or the boards of directors under the federal securities laws.

We have made the requested deletion from page 20.

34.
We note your statement that, “The full text of Burke’s opinion, which sets forth many of the assumptions made, matters considered, and limits on the review undertaken, is attached as Appendix C to this Proxy Statement.”  We also note your statement that, “The description of Burke’s opinion set forth herein is qualified in its entirety by reference to Appendix C and the text of the written opinion.”  Please note that you are required to describe all material information regarding the opinion in the proxy statement.  To the extent that any “assumptions made, matters considered, and limits on the review undertaken” should be disclosed to provide an understanding of all material aspects of the opinion, you should revise your disclosure accordingly.  Please confirm to us that you have done so or revise your disclosure accordingly.

The Company hereby confirms that it has disclosed all material information regarding Burke’s opinion in the proxy statement.

35.	Please describe the “numerous assumptions” Burke made with respect to industry performance, general business and economic conditions, and other matters as you state on page 17.

We have revised the disclosure on page 23 to clarify that Burke assumed that these factors were reflected on a current basis in the market prices supporting its analysis and that it did not undertake an independent analysis of these issues or make specific assumptions about them in valuing the Common Stock or delivering its opinion.  In other words, there were no assumptions with respect to any of these factors (other than their reflection in current market prices) that were material to Burke’s opinion or analysis.

36.
We note your statement on page 17 that the discussion is a summary of the analyses and examinations Burke considered to be material.  If Burke performed any analyses or examinations that did not support the fairness determination, please revise to describe these analyses and examinations and explain why Burke determined that they were not material.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

The Company hereby confirms that Burke did not perform any material analyses or examinations that did not support the fairness determination.

37.
Please provide summaries of the following items reviewed and analyzed by Burke prior to rendering its opinion to the extent that such items were material to its determination:  explanations of any significant non-recurring charges over the last three years; an internal Company financial projection for the year 2007 and any other non-public business, financial, and other information provided by management; the capital structure of the company and the level of concentration of ownership in the company’s voting stock; transactions in the stock of the company over the last twelve months; economic and demographic information for the primary markets in which the company operates; trading statistics involving comparable life insurance companies; and recent going private transactions and associated premiums.

We have revised the disclosure on page 20 to list only the items that were material to Burke’s analysis.  In particular, projections and other information relevant to earnings multiples were determined not to be material to Burke’s analysis because it disregarded earnings-based multiples in its comparable public companies analysis for the reasons described in the third paragraph of that section.

U.S. Comparable Public Companies Analysis, page 16

38.	Please describe the “similar business philosophies and financial snapshots” used to select the comparable public companies.

We have revised the disclosure on page 20 to clarify Burke’s basis for selection of the peer group.

39.
Were the companies identified on page 16 the only companies that met the criteria?  If there were other companies that met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

We have revised the disclosure on page 20 as requested.

40.	Please expand your disclosure to describe how each of the four multiples used is calculated.

We have revised the disclosure on page 20 to describe how the price to book value and price to tangible book value multiples were calculated.  We eliminated the description of the two earnings-based multiples for the reasons noted in the third paragraph of the “U.S. Comparable Companies Analysis” section.

41.
Please further explain why Burke concluded that the price/book value and the price/tangible book value multiples are the relevant trading metrics that drive valuation.  Your explanation that it is due to the company’s current earnings profile and profitability outlook is insufficient.  Please explain what about the earnings profile and profitability outlook make these multiples relevant and why the multiples are relevant to these aspects of the company.

We have revised the disclosure on page 20 as requested.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

42.
Additionally, we refer you to your disclosure on page 13 and your statement that, due to the Company’s “erratic history of earnings, the Board of Directors viewed a comparison of industry price-earnings multiples as inappropriate.”  In light of this statement, please expand your disclosure in this section to explain in greater detail why you believe the Comparable Companies Analysis can demonstrate that the offered consideration is fair.

We have revised the disclosure on pages 20 and 21 to clarify that the analysis supports the fairness determination based on book value multiples without regard to earnings multiples.

43.	For the price/book value and the price/tangible book value multiples, please summarize the underlying data and multiples calculated for each comparable company, preferably in tabular format.

We have revised the disclosure on page 21 as requested.

44.
Please explain how Burke, applying a 50% weighting to both relevant trading metrics, calculated the implied public equity valuation of $6.69 per share.  What were the relevant trading metrics for the company?

We have revised the disclosure on page 21 as requested.

Premiums Paid for Similar Going Private Transactions, page 16

45.
Please expand your disclosure to describe the criteria used to select the recent going-private transactions of publicly traded financial institutions deemed comparable.  Please also discuss if the companies identified on page l6 were the only companies that met the criteria, and if there were other companies that met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

We have revised the disclosure on page 21 as requested.

46.
Please disclose the premiums paid in these other transactions and describe how Burke was able to estimate a range of comparable premiums to compute the redemption price for the proposed transaction and how Burke calculated that the selected companies had paid their unaffiliated shareholders a market premium that averaged 5% to 10%.  Indicate which comparable transactions were cash-out mergers and which were reverse stock split transactions.

We have revised the disclosure on page 22 as requested.

Federal Income Tax Consequences, page 17

47.
You are required to disclose a description of all of the “material” federal tax consequences of the transaction, rather than “certain” federal tax consequences.  Revise the paragraph at the end of page 18 where you refer to “certain federal income tax consequences” to clarify that this section addresses the “material” federal income tax consequences of this transaction.  See Item 1004(a)(xii) of Regulation M-A.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

We have revised the disclosure on page 23 as requested.

48.	Please disclose the current tax rate of short-term capital gains.

We have revised the disclosure on page 24 as requested.

49.
We note your statement that whether the cash received will have the “effect of the distribution of a dividend” is beyond the scope of this discussion.  While you may be unable to provide a complete description of the issue, please provide a brief discussion of the circumstances in which this may occur, so that a shareholder can understand if this may apply to them.

We have revised the disclosure on page 24 as requested.

Interests of Certain Parties in the Reverse Stock Split, page 25

50.	Please disclose the cash payment you expect each director and officer to receive as a result of the reverse stock split based on their current share ownership, individually, and in the aggregate.

We have revised the disclosure on page 31 as requested.

51.	Please also discuss the fact that the reverse stock split is likely to place Mr. and Mrs. Wells’ beneficial ownership at greater than two-thirds of the outstanding common stock.

We have revised the disclosure on page 31 as requested.  As a supplemental matter, we have reviewed applicable Kentucky law and the provisions of the Company’s articles of incorporation and bylaws and determined that no high-vote thresholds or other shareholder protections will be triggered based on this level of ownership.

52.	Please disclose the amount of principal and interest that has been paid to Mr. Wells during the last two fiscal years and the most recent interim period.

We have revised the disclosure on page 30 as requested.

53.	Please also disclose the amount of total principal that will be owed to Mr. Wells after the financing of the reverse stock split and annual interest payments he will be entitled to.

We have revised the disclosure on page 30 as requested.

Certain Related Party Transactions, page 26

54.	Please disclose the fees the company paid to Commonwealth Bank and Trust Company for the fiscal year ended December 31, 2005.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

We have revised the disclosure on page 31 as requested.

55.
Please disclose the fees the company paid or accrued to Mr. Wells in 2005.  Please also indicate for these fees paid or accrued, the amounts that have been paid, and the amounts that remain outstanding for each of the periods disclosed – 2005, 2006 and the first three months of 2007.

We have revised the disclosure on page 31 as requested.

Pro Forma Financial Information, page 31

56.	Please revise your pro forma information with updated interim financial information through the period ended June 30, 2007.

We have revised the disclosure beginning on page 35 as requested.

57.
Please revise your pro forma financial information to include the historical results, the pro forma adjustments and the pro forma results in separate columns for the periods presented.  Refer to Rule 11-02, subpoint (b)(4) of Regulation S-X.

We have revised the disclosure beginning on page 36 as requested.

58.	Pro forma adjustments reflecting efficiencies form the transaction should not be included. Please remove the effect of adjustment (1), estimated savings resulting from going private.

We have revised the disclosure beginning on page 36 as requested.

59.	Please include explanatory notes to the pro forma financial information with a more detailed explanation of your pro forma adjustments.

We have revised the disclosure beginning on page 36 as requested.

Incorporation of Certain Documents by Reference, page 32

60.
Please note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.  If you make any such filings, you may be required to amend the Schedule 13E-3 to specifically incorporate them by reference.  Please confirm.

The Company hereby confirms that it will update the Schedule 13E-3 as necessary to reflect any prospectively filed documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

61.	Please revise to incorporate the following Form 8-Ks by reference:

•	8-K filed on March 30, 2007;
•	8-K filed on April 2, 2007;
•	8-K filed on April 17, 2007;

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

•	8-K filed on June 29, 2007; and
•	8-K filed on July 2, 2007.

Please note that if a periodic report has been amended, both the initial periodic report and the amended periodic report should be incorporated by reference.

We have made the requested revisions on page 38.

Proxy Card

62.	Please revise your form of proxy to clearly identify it as preliminary.

We have made the requested revision to the form of proxy.

Other Information

Attached as Exhibit A to this letter is a statement from the Company and each filing person acknowledging that:

s	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

s	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

s	the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Sonia Barros
Securities and Exchange Commission
August 29, 2007

* * *

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6808.  My fax number is (404) 572-6999.

Very truly yours,

/s/ Kenneth M. Achenbach
or Powell Goldstein LLP

Enclosures
::ODMA\PCDOCS\ATL\1201166

cc:           Mr. Darrell R. Wells

EXHIBIT A

Citizens Financial Corporation (the “Company”) and the filing persons listed below hereby acknowledge and confirm that:

w	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

w	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

w	the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 29th day of August , 2007.

CITIZENS FINANCIAL CORPORATION

By:	/s/ Darrell R. Wells
Darrell R. Wells
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Darrell R. Wells
Darrell R. Wells

/s/ Margaret A. Wells
Margaret A. Wells